                                                                    EXHIBIT 12.1

                                TECO ENERGY, INC.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The following table sets forth the company's ratio of earnings to fixed charges for the periods indicated.


$ MILLIONS                                                              YEAR ENDED DECEMBER 31,
                                                        -----------------------------------------------------
                                                        2001        2000        1999        1998        1997
                                                        -----       -----       -----       -----       -----
Income before income tax                                $ 304       $ 269       $ 288       $ 287       $ 306
Interest expense (4)                                      189         175         130         109         111
AFUDC                                                       3           1           1          --          --
Preferred dividends                                        --          --          --          --           1
Income from equity investments                             (7)         (8)         (3)         (3)         (3)
                                                        -----       -----       -----       -----       -----
    Earnings before taxes and fixed charges             $ 189       $ 437       $ 416       $ 393       $ 415
                                                        -----       -----       -----       -----       -----

Interest expense (4)                                    $ 189       $ 175       $ 130       $ 109       $ 111
Interest on refunding bonds                                (1)         (1)         (1)         (1)         (1)
Preferred dividends                                        --          --          --          --           1
                                                        -----       -----       -----       -----       -----
    Total fixed charges                                 $ 188       $ 174       $ 129       $ 108       $ 111
                                                        -----       -----       -----       -----       -----

Ratio of earnings to fixed chargers                     2.60x       2.51x       3.22x(1)    3.64x(2)    3.74x(3)

     For the purposes of calculating these ratios, earnings consist of income from continuing operations before income taxes, income or loss from equity investees and fixed charges. Fixed charges consist of interest on indebtedness, amortization of debt premium, the interest component of rentals and preferred stock dividend requirements.



(1) Includes the effect of other non-operating pretax items totaling $21.0 million recorded at Tampa Electric Company, TECO Investments and TECO Energy. The effect of these items was to reduce the ratio of earnings to fixed charges. Had these items been excluded from the calculation, the ratio of earnings to fixed charges would have been 3.58x for the year ended Dec. 31, 1999.

(2) Includes the effect of other non-operating pretax items totaling $30.5 million associated with write-offs at TECO Coal and Tampa Electric, and $0.6 million pretax of merger-related costs. The effect of these items was to reduce the ratio of earnings to fixed charges. Had these items been excluded from the calculation, the ratio of earnings to fixed charges would have been 3.93x for the year ended Dec. 31, 1998.

(3) Includes a $2.6-million pretax charge for all transactions associated with the mergers completed in June 1997. The effect of this charge was to reduce the ratio of earnings to fixed charges. Had this charge been excluded from the calculation, the ratio of earnings to fixed charges would have been 3.76x for the year ended Dec. 31, 1997.

(4) Interest expense includes total interest expense excluding AFUDC and an estimate of the interest component of rentals.